4455 Theurer Blvd. | P.O. Box 1304 | Winona, MN 55987
507.858.0022 | info@minnergy.com | www.minnergy.com
March 21, 2008
U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	MinnErgy, LLC
Pre-effective Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-142928
Filed November 7, 2007
Dear Ms. Long:
     We are in receipt of your letter dated November 15, 2007, providing comments on MinnErgy, LLC’s (the “Company”) Pre-effective Amendment No. 3 to the registration statement on Form SB-2 as filed on November 7, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-effective Amendment No. 4 to Form S-1/A, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1. Please note the updating requirement of Item 310(g) of Regulation S-B.
RESPONSE:
The financial statements included with the Pre-effective Amendment No. 4 have been updated and audited as of December 31, 2007.
Letter of Intent, page 73
1. Refer to prior comment 1. Unlike the disclosures on pages 40 and 75, the disclosure here remains unclear that:
•	The extension of the deadline for MinnErgy to issue its notice to proceed provides MinnErgy a window beginning April 21, 2008 and ending June 21, 2008 during which Fagen will be required to accept MinnErgy’s notice to proceed.

•	Fagen will not be required to accept MinnErgy’s notice to proceed if it is issued before April 21, 2008 or after June 21, 2008.
Please revise.
RESPONSE:
Since the filing of the Company’s Pre-effective Amendment No. 3, the Company has executed a second amendment to the Letter of Intent with Fagen, Inc. which has been filed as Exhibit 10.28. The disclosures referred to at pages 40, 73 and 75 have been revised to describe the second amendment. In addition, these disclosures have been revised as suggested in order to consistently describe the deadlines related to the Notice to Proceed and window within which it must be accepted by Fagen.
Exhibits 5.1 and 8.1
2. We note the response prior to comment 2 that MinnErgy will file executed opinions before the registration statement’s effectiveness. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement’s effectiveness.
RESPONSE: Executed opinion letters are filed with this amendment as Exhibit 5.1 and Exhibit 8.1.
Additional Changes and Updates by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 4 to our registration statement on Form S-1/A as follows:

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We have raised our maximum offering amount to $89,000,000. Changes to the escrow requirements, dilution calculations and various other updates have been made throughout Pre-effective Amendment No. 4 to reflect this increase. In addition, we have wired additional funds to the SEC for the increase in the filing fee due to this change in the maximum offering amount.
We have updated our address to reflect our new office location. We have entered into a lease agreement for the new office space and updated the Pre-effective Amendment No. 4 accordingly.
We have exercised one of our options to purchase real estate; however, we have not yet closed on this transaction.
We have hired an independent contractor to provide administrative assistant services to the Company.
We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW – Our Primary Competition.”  We have also included numerous updates to industry information.
We have updated and added additional risk factors regarding the industry.
We are filing an executed Amended and Restated Escrow Agreement as a replacement exhibit to the previous Amended and Restated Escrow Agreement filed with Pre-effective No. 3.
We are filing the Second Amendment to the Letter of Intent between the Company and Fagen, Inc.
We are filing an amended Form of Subscription Agreement.
Revisions in Response to Comment Letter from Minnesota
There are no pending comments from the Minnesota Department of Commerce. If we receive additional comments we will forward them immediately.
Revisions in Response to Comment Letter from Wisconsin
Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Revisions in Response to Comment Letter from Iowa
There are no pending comments from the Iowa Securities and Regulated Industries Bureau. If we receive additional comments we will forward them immediately.

Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,
/s/ Daniel H. Arnold

Daniel H. Arnold, Chairman of the Board

Enclosure

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